UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Advance Notice of 1st Quarter 2024 Results

Mexico City, March 25, 2024 — Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today that it will release its consolidated financial statements for the first quarter of 2024 on Wednesday, April 24, 2024, after market closes.

The Company will present the results through a webcast on Thursday, April 25, 2024, at 7:00 am Mexico City time (9:00 am EST; 10:00 am Buenos Aires time). The webcast will be accessible on the Company’s website, at https://vistaenergy.com/investors.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the United States Securities and Exchange Commission (“SEC”) on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2024

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer

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